

July 7, 2010

Thomas F. Farrell II
Chairman, President and Chief Executive Officer
Dominion Resources, Inc.
Virginia Electric and Power Company
120 Tredegar Street
Richmond, Va. 23219

> **Re:** **Dominion Resources, Inc.**
> **Virginia Electric and Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-08489**
> **File No. 001-02255**

Dear Mr. Farrell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director